82-2549

CIBC Mellon

CIBC Mellon Trust Company

320 Bay Street
P.O. Box 1
Toronto, ON M5H 4A6

Tel: 416.643.5000
Fax: 416.643.5570

www.cibcmellon.com

02 JUN -4 AM 11:23

02034526

May 7, 2002

Securities Exchange Commission
Office of International Finance
450 5th Street N.W.
Judiciary Plaza, Room 3094
Washington, DC 20549
U.S.A.

SUPPL

Dear Sirs:

RE: CCL INDUSTRIES INC.

The enclosed material was sent by prepaid mail to all shareholders of the above-mentioned Company on May 7, 2002.

However, we have not mailed material to Shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

We are filing this material with you as Agent for the Company in compliance with the regulations.

Yours very truly,
CIBC MELLON TRUST COMPANY

PROCESSED
JUN 0 6 2002
THOMSON FINANCIAL

Jennifer Andersen
Administrator, Client Services
Direct Dial: (416) 643-5564

Encl. - Interim Report for the Three Months Ended March 31, 2002

4SS.24
pk/H_CCL (1-2)

CCL Industries Inc.

02 JUN -4

105 Gordon Baker Road, Willowdale, Ontario M2H 3P8
Telephone: (416) 756-8500 Fax: 756-8555

May 2, 2002

Dear Shareholder:

Enclosed is information on your Company's excellent First Quarter 2002 results that we trust marks the turning point from the recent difficult economic period.

I am sure you will agree that the events announced to date in 2002 also marks a significant turning point in the strategic direction of your Company. We have expanded our Label Division overseas with the acquisition of five plants in Europe and announced our intention to divest the Custom Manufacturing business to a public Income Fund. This latter decision was a difficult one as Custom Manufacturing is the business for which CCL has been best known for over 50 years. However, over the past few years, your Board of Directors and senior management have been wrestling with how best to maximize and realize shareholder value. Over this period, we have had to take some difficult steps including selling of non-core and underperforming units, carrying out significant restructuring in certain parts of the business and ultimately resolving the best way to release shareholder value, while refocusing, simplifying and growing the rest of our business base.

The proposed sale of the Custom Manufacturing Division to the Income Fund will commence when market conditions enable the Company to achieve its objectives. We are most sensitive of the need to keep our shareholders informed on future strategy, our expectations for future performance and the intended use of the proceeds from this transaction and the cash that has already accumulated from operations and other dispositions.

In recognition of the continued strong cash flow being generated by the business, your Board of Directors approved the payment of a dividend for June 28, 2002 of $0.08 per Class B Non-Voting Share and $0.0675 per Class A Voting Share.

We encourage all shareholders to access our web site www.cclind.com on a regular basis for investor and company news including scheduled dates for future earnings releases. If you would like to have future Press Releases e-mailed to you at the time they are issued, please complete the Information Request Form under the Investor Relations Section on our Web Site. You may also request a direct mailing of all Press Releases by writing to us, attention Christene Duncan.

We usually hold conference calls with our stakeholders following the release of our results. Presentation material used during these calls is posted on our web site and an audio recording of the calls is also available. Instructions for accessing these services are set out at the end of each earnings release.

Yours truly,

JKG

Jon K. Grant
Chairman of the Board

Investor Update

1. 2002 First Quarter Earnings Release
2. Consolidated Statements of Earnings and Retained Earnings
3. Consolidated Balance Sheets
4. Consolidated Statements of Cash Flows
5. Notes to Interim Consolidated Financial Statements
6. Management Discussion and Analysis
7. Dividend Declaration Press Release

CCL Industries Inc.

105 Gordon Baker Road, Willowdale, Ontario M2H 3P8
Telephone: (416) 756-8500 Fax: 756-8555

News Release **Stock Symbol: TSE – CCL.A and CCL.B**

For Release at 4:00 p.m. – Thursday, May 2, 2002

CCL Releases First Quarter 2002 Results

Results Summary

(in millions except per share data)	First Quarter 2002 2002	2001	% Change
Net sales	$427.8	$423.8	0.9
EBITDA	$47.1	$42.1	11.9
Unusual items - net gain	$ 1.6	-	
Net earnings, as reported	$14.8	$ 7.8	89.7
Add goodwill amortization (net of tax)	-	$3.3	
Adjusted net earnings	$14.8	$11.1	33.3
Earnings per Class B share			
Before unusual items	$0.42	$0.21	100.0
Unusual items	$0.01	-	
Net earnings, as reported	$0.43	$0.21	104.8
Add goodwill amortization	-	$0.09	
Adjusted net earnings	$0.43	$0.30	43.3
Adjusted net earnings before unusual items	$0.42	$0.30	40.0
Cash flow per Class B share before unusual items	$0.95	$0.83	14.5
Number of shares outstanding (in 000s)			
Weighted average for the period	34,160	36,669	(6.8)
Actual at period end	34,181	36,669	(6.8)

Toronto, May 2, 2002 – CCL Industries Inc., a world leader in developing manufacturing, packaging and labeling solutions for the consumer products industry, announced today that net earnings in the first quarter ended March 31, 2002 were $14.8 million versus $7.8 million in the first quarter of 2001. Earnings per Class B share for the quarter were $0.42, before unusual items, double the $0.21 earned in the first quarter last year. Sales in the first quarter of 2002 increased approximately 1% to $427.8 million, compared with $423.8 million in the same period in 2001. If the sales from acquisitions and divestitures over the last year and the effect of foreign exchange translation were excluded, sales would have increased approximately 2% over last year's level. The foreign exchange translation effect on reported income was not material.

Net earnings and earnings per share for 2002 have been calculated under the new CICA accounting rules for the recognition, measurement, presentation and disclosure of goodwill, which came into effect on January 1, 2002. Goodwill under these rules is no longer amortized and the standard does not permit retroactive application. If the first quarter 2001 results had been restated to exclude amortization of goodwill expensed under the old rules, the reported net earnings and earnings per Class B share would have been $11.1 million and $0.30 respectively.

Earnings before interest, taxes, depreciation and amortization and unusual items (EBITDA) of $47.1 million in the first quarter compared to $42.1 million in the same quarter of 2001 reflecting the improved cash flow generated from the operations. EBITDA does not have any standardized meaning prescribed by generally accepted accounting principles; therefore, may not be comparable to similar measures presented by other issuers.

Unusual items are comprised of foreign exchange gain of $1.8 million on capital repatriated from a foreign subsidiary net of a loss before tax of $0.2 million on the disposal of K-G Packaging. The foreign exchange gain arises from the difference between the exchange rate in effect on the date the capital was returned to Canada, compared to the historical rate in effect when the capital was invested in the foreign subsidiary. These amounts are not subject to income tax. The disposal of K-G Packaging also created additional tax expense. The gain on the capital repatriation, net of the loss, and related tax on disposal, resulted in a net gain of $0.01 per share for the quarter. There were no unusual items in the first quarter of 2001. Divestitures in the past year had an accretive effect on earnings.

The Company's financial position remains strong. As at March 31, 2002, cash and cash equivalents amounted to $103.7 million. This compares to $112.9 million as at December 31, 2001 and $25.0 million as at March 31, 2001. Net

debt to total capitalization was 43.3% as at March 31, 2002 compared to 43.6% and 47.5% as at December 31, 2001 and March 31, 2001 respectively. Book value per share was $16.77 at this quarter end compared to $16.52 at year-end 2001 and $15.84 a year ago.

Donald G. Lang, President and Chief Executive Officer stated, "I am encouraged by the significant improvement in the contributions from our Label and Plastic businesses during the quarter. The operational difficulties and the restructuring efforts these two businesses carried out in the second half of 2001 to address these issues have been completed in Label and will be completed by mid-year in Plastic Packaging. I am confident that the steps taken to refocus the businesses and to reduce their cost structures, along with the recent pick-up in demand, have paved the way for a return to more acceptable profit levels."

On March 22, 2002, the Company announced the completion of the sale of its K-G Packaging business unit. This unit, which formed part of the Custom Manufacturing Division, had sales in 2001 of approximately $53 million.

Further, on April 16, 2002, the Company announced the filing of a preliminary prospectus in connection with an initial public offering of units of CPG Income Fund. Proceeds of the offering will be used by the Fund to acquire the balance of the Company's Custom Manufacturing business, which in 2001 had sales of approximately $819 million. CCL Custom manufacturing is an excellent business as evidenced by its first quarter results. Marketing of the fund will commence when market conditions enable the Company to achieve its objectives.

This divestiture, when complete, will leave CCL with the Container Division, which includes Plastic Packaging, and the Label Division, with annualized sales of approximately $800 million.

Mr. Lang summarized his comments made at the time of this announcement. "The Custom Manufacturing Division is an ideal candidate for an Income Fund and we are motivated by our goal to maximize value for our shareholders. Management will continue to seek and improve shareholder value through an enhanced focus on the remaining businesses. Once this sale is complete, it is our intention to evaluate the investment and growth opportunities available to us for these businesses prior to deciding on the appropriate uses of the proceeds and the existing cash we have accumulated over the past year. We believe that these initiatives will position CCL to achieve share valuations that are more comparable to other publicly traded specialty packaging companies."

In January, the Company announced the purchase of four pressure sensitive label plants from U.K.-based Jarvis Porter PLC which is indicative of opportunities to expand existing businesses. Two of the four plants are located in England, one in the Netherlands and the fourth in France. Additionally, in early April, the Label Division completed the acquisition of a plant in France from Avery Dennison. This 25,000 square foot plant, built in 1999, houses a 9-colour state-of-the-art rotogravure printing press used in the production of highly decorative labels. The Division will focus this technology on the high value, fast growing Food and Beverage market segment.

Operational overviews are included in the Management Discussion and Analysis document for the first quarters ended March 31, 2002 and 2001.

About CCL Industries

CCL Industries Inc. (TSE CCL.A and CCL.B), provides state-of-the-art packaging solutions, including specialty aluminum and plastics packaging and innovative product labeling, to some of the world's largest producers of consumer brands, helping them to get their products to market quickly and cost-effectively. CCL develops solutions for producers of leading consumer brands in personal care, cosmetic, pharmaceutical, household and specialty food products. With headquarters in Toronto, Canada, CCL employs 7,000 people and operates 33 production facilities in North and Central America and Europe.

For more information, contact:

Steve Lancaster	Senior Vice President and Chief Financial Officer	416-756-8517

Note: CCL will hold a conference call at 10:00 a.m. EST on Friday May 3, 2002 to discuss these results. To access this call, please dial 1-888-293-1928 or 416-641-6655.

Post-View service will be available from Friday, May 3, 2002 at 12:00 p.m. EST until Monday, June 3, 2002 at 12:00 p.m.
Dial: 1-800-558-5253 Access Code: 20517169.

For more details on CCL, visit our web site - www.cclind.com

Financial Tables follow ...

CCL INDUSTRIES INC.
2002 First Quarter
Consolidated Statements of Earnings and Retained Earnings

Unaudited	First quarter ended March 31st		
(in millions of dollars, except per share data)	**2002**	**2001**	**% Change**
Sales	**$ 427.8**	**$ 423.8**	**0.9**
EBITDA	**47.1**	**42.1**	**11.9**
Depreciation, and amortization of other assets	19.1	18.6	
Interest expense	8.5	8.9	
Earnings before unusual items, income taxes and goodwill amortization	**19.5**	**14.6**	**33.6**
Unusual items (net gain) (note 3)	(1.6)	-	
Earnings before income taxes and goodwill amortization	**21.1**	**14.6**	**44.5**
Income taxes	6.3	3.5	
Earnings before goodwill amortization	**14.8**	**11.1**	**33.3**
Goodwill amortization (net of tax) (note 2)	-	3.3	
Net earnings	**$ 14.8**	**$ 7.8**	**89.7**
Retained earnings, beginning of period	**328.2**	**329.7**	
Net earnings	14.8	7.8	
	343.0	**337.5**	
Less dividends:			
Class A shares	0.2	0.2	
Class B shares	2.5	2.7	
	2.7	2.9	
Retained earnings, end of period	**$ 340.3**	**$ 334.6**	
Earnings per share before goodwill amortization			
Class B	**$ 0.43**	**$ 0.30**	**43.3**
Class A	**$ 0.42**	**$ 0.29**	**44.8**
Earnings and diluted earnings per share			
Class B	**$ 0.43**	**$ 0.21**	**104.8**
Class A	**$ 0.42**	**$ 0.20**	**110.0**

See notes to interim consolidated financial statements.

CCL INDUSTRIES INC.
2002 First Quarter
Consolidated Balance Sheets

Unaudited (in millions of dollars, except book value per share data)	Mar 31st 2002	Mar 31st 2001	Dec 31st 2001
Assets			
Current assets			
Cash and cash equivalents	$ 103.7	$ 25.0	$ 112.9
Accounts receivable - trade	224.6	238.0	185.9
Other receivables and prepaid expenses	27.1	20.7	26.6
Inventories	164.1	179.4	162.7
	519.5	463.1	488.1
Capital assets	503.0	538.7	504.7
Other assets	59.5	30.2	61.2
Goodwill	401.1	412.4	401.0
Total assets	**$ 1,483.1**	**$ 1,444.4**	**$ 1,455.0**
Liabilities			
Current liabilities			
Bank advances	$ 5.5	$ 19.8	$ 13.1
Accounts payable and accrued liabilities	255.3	215.4	232.7
Income and other taxes payable	4.1	5.6	2.1
Current portion of long-term debt	16.5	1.5	16.6
	281.4	242.3	264.5
Long-term debt	519.8	529.6	518.9
Other long-term items	34.4	24.6	35.3
Future income taxes	74.2	67.2	72.6
Total liabilities	909.8	863.7	891.3
Shareholders' equity			
Share capital (note 5)	195.0	208.8	194.6
Retained earnings	340.3	334.6	328.2
Foreign currency translation adjustment	38.0	37.3	40.9
Total shareholders' equity	573.3	580.7	563.7
Total liabilities and shareholders' equity	**$ 1,483.1**	**$ 1,444.4**	**$ 1,455.0**
Net debt	$ 438.1	$ 525.9	$ 435.7
Net debt to equity	76.4%	90.6%	77.3%
Net debt to total capitalization	43.3%	47.5%	43.6%
Book value per share	$ 16.77	$ 15.84	$ 16.52

Net debt is defined as bank advances and long-term debt net of cash and cash equivalents.

See notes to interim consolidated financial statements.

CCL INDUSTRIES INC.
2002 First Quarter
Consolidated Statements of Cash Flows

Unaudited	First quarter ended March 31st	
(in millions of dollars)	**2002**	**2001**
Cash provided by (used for)		
Operating activities		
Net earnings	$ 14.8	$ 7.8
Items not requiring cash:		
Depreciation, and amortization of other assets	19.1	18.6
Amortization of goodwill	-	3.9
Future income taxes	1.5	2.0
Unusual items	(1.6)	-
	33.8	32.3
Net change in non-cash working capital	(23.0)	(37.0)
Cash provided by (used for) operating activities	10.8	(4.7)
Financing activities		
Proceeds on long-term debt	-	0.7
Retirement of long-term debt	(0.2)	(0.9)
Increase (decrease) in bank advances	(7.6)	9.8
Issue of shares	0.4	-
Dividends	(2.7)	(2.9)
Cash provided by (used for) financing activities	(10.1)	6.7
Investing activities		
Additions to capital assets	(10.6)	(10.2)
Proceeds on disposals (note 3)	17.7	-
Business acquisitions	(18.0)	-
Other	0.9	(1.1)
Cash used for investing activities	(10.0)	(11.3)
Effect of exchange rate changes on cash	0.1	2.4
Decrease in cash	(9.2)	(6.9)
Cash and cash equivalents at beginning of period	112.9	31.9
Cash and cash equivalents at end of period	$ 103.7	$ 25.0

Cash and cash equivalents are defined as cash and short-term investments.

See notes to interim consolidated financial statements.

CCL INDUSTRIES INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

PERIODS ENDED MARCH 31, 2002 AND 2001

(Tabular amounts in millions except share data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The disclosures contained in these unaudited interim consolidated financial statements do not include all of the requirements of generally accepted accounting principles for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2001.

The unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the annual consolidated statements, except that starting January 1, 2002, the Company adopted the new Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3062 "Goodwill and other intangibles assets" as described in note 2. In addition, starting January 1, 2002, the Company adopted the new CICA's Handbook Section 3062 "Stock-based compensation and other stock-based payments". The application of the stock-based compensation standard had no impact on the Company's March 31, 2002 financial statements.

Certain of the 2001 figures have been reclassified to conform with the presentation adopted for 2002.

2. GOODWILL

Effective January 2002, the Company adopted the CICA's Handbook Section 3062, "Goodwill and other intangibles assets".

Under these new rules, goodwill is not amortized. Instead, the goodwill associated with each operating segment will be tested annually for impairment and any deficiency recognized as an impairment loss. The Company is required to complete its initial goodwill impairment review under this new methodology within six months of adoption and to record impairment, if any, by the end of the year.

As at December 31, 2001, under the old rules for calculating impairment of goodwill, no adjustment was required. Management believes, however, that an impairment charge may be required for the Container Division when the evaluation of goodwill is completed under the new rules. The Company's Container Division had unamortized goodwill as at December 31, 2001 of $189.5 million. Should any initial impairment provision be required, it will be recorded as an adjustment to retained earnings.

During the first quarter of 2001, the Company recorded $3.9 million of goodwill amortization ($3.3 million after tax).

(Tabular amounts in millions except share data)

3. UNUSUAL ITEMS

In December 2001 and in first quarter of 2002, CCL sold, in three separate transactions, its K-G Packaging business located in Concord, Ontario, which formulates and fills industrial aerosol liquid products. Proceeds received in 2001 and 2002 in connection with these transactions were $7.8 million and $17.7 million respectively. The pre-tax loss was $0.2 million. Included in income tax expense is $1.2 million as a result of the inability to recognize the full tax benefit of the loss in Canada.

In first quarter of 2002, the Company repatriated capital from a foreign subsidiary, which resulted in a net foreign exchange gain of $1.8 million. The gain arises from the difference between the exchange rate in effect on the date the capital was returned to Canada, compared to the historical rate in effect when the capital was invested. This transaction is not subject to income taxes.

4. BUSINESS ACQUISITION

In January 2002, the Company purchased the pressure-sensitive label printing businesses of U.K.-based Jarvis Porter Group PLC for $18.5 million. Manufacturing facilities are located in Leeds and Lewes in the United Kingdom, Utrecht in the Netherlands and Paris in France.

Working capital, non-cash	$ 3,818
Non-current assets at assigned values	14,728
Net assets purchased	18,546
Cash	17,986
Long-term debt assumed	560
Total consideration	$ 18,546

CCL INDUSTRIES INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

PERIODS ENDED MARCH 31, 2002 AND 2001
(Tabular amounts in millions except share data)

5. SHARE CAPITAL

Issued and outstanding

Actual number of shares:

	March 31, 2002	March 31, 2001	December 31, 2001
Class A	2,460,939	2,464,806	2,463,039
Class B	31,720,004	34,204,372	31,669,304
Total	34,180,943	36,669,178	34,132,343

Weighted average number of shares:

	March 31, 2002	March 31, 2001	December 31, 2001
Total	34,159,776	36,669,178	35,973,801

Fully diluted earnings per Class B share

The exercise of share options in 2002 and 2001 would not have been dilutive.

Stock-based compensation plan

There were no significant changes in options during the quarter.

6. SUBSEQUENT EVENT

In April 2002, the Company announced that a preliminary prospectus has been filed in connection with an initial public offering of units of CPG Income Fund (CPG). CPG will use the proceeds of the offering to acquire the Company's Custom Manufacturing Division.

CCL INDUSTRIES INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

PERIODS ENDED MARCH 31, 2002 AND 2001

(Tabular amounts in millions except share data)

7. SEGMENTED INFORMATION

Industry segments

Unaudited

First quarter ended March 31st

		Sales 2002	Sales 2001	EBITDA 2002	EBITDA 2001	Operating income 2002	Operating income 2001 As restated Note 2
Custom Manufacturing		$ 235.2	$ 237.3	$ 18.8	$ 17.2	$ 13.6	$ 11.4
	Return on sales			8.0%	7.2%	5.8%	4.8%
	Growth	(0.9)%		9.3%		19.3%	
Container		84.2	81.7	15.6	14.6	7.8	7.5
	Return on sales			18.5%	17.9%	9.3%	9.2%
	Growth	3.1%		6.8%		4.0%	
Label		108.4	104.8	14.7	11.8	8.8	6.3
	Return on sales			13.6%	11.3%	8.1%	6.0%
	Growth	3.4%		24.6%		39.7%	
Total operations		$ 427.8	$ 423.8	49.1	43.6	30.2	25.2
	Return on sales			11.5%	10.3%	7.1%	5.9%
	Growth	0.9%		12.6%		19.8%	
Corporate expense				(2.0)	(1.5)	(2.2)	(1.7)
				$ 47.1	$ 42.1	28.0	23.5
Interest expense						8.5	8.9
Earnings before unusual items, income taxes and goodwill amortization						**19.5**	**14.6**
Unusual items (net gain) (note 3)						(1.6)	-
Earnings before income taxes and goodwill amortization						21.1	14.6
Income taxes						6.3	3.5
Earnings before goodwill amortization						14.8	11.1
Goodwill amortization (net of tax) (note 2)						-	3.3
Net earnings						$ 14.8	$ 7.8

	Identifiable Assets Mar 31st 2002	Identifiable Assets Dec 31st 2001	Depreciation & Amortization Three months ended March 31st 2002	Depreciation & Amortization Three months ended March 31st 2001 As restated Note 2	Capital Expenditures Three months ended March 31st 2002	Capital Expenditures Three months ended March 31st 2001
Custom Manufacturing	$ 367.0	$ 383.9	$ 5.2	$ 5.8	$ 5.3	$ 1.5
Container	569.9	562.8	7.8	7.1	2.4	6.2
Label	402.4	361.2	5.9	5.5	2.8	2.4
Corporate	143.8	147.1	0.2	0.2	0.1	0.1
Total	$ 1,483.1	$ 1,455.0	$ 19.1	$ 18.6	$ 10.6	$ 10.2

MANAGEMENT'S DISCUSSION AND ANALYSIS
FIRST QUARTERS ENDED MARCH 31, 2002 AND 2001

This document has been prepared for the purpose of providing a Management Discussion and Analysis (MD&A) of the financial condition and results of operations for the first quarters ended March 31, 2002 and 2001 and an update to the MD&A covering the years ended December 31, 2001 and 2000. This interim MD&A should be read in conjunction with the Company's March 31, 2002 first quarter financial statements released on May 2, 2002 and the 2001 Annual MD&A document which forms part of the CCL Industries Inc. 2001 Annual Report dated February 14, 2002.

Overview

The recessionary market dynamics referred to in the 2001 MD&A, which had influenced the non-durable consumer products market within North America and Europe during 2000 and 2001, showed signs of abating in the first quarter of 2002.

Net earnings in the first quarter ended March 31, 2002 were $14.8 million versus $7.8 million in the first quarter of 2001. Earnings per Class B share for the quarter were $0.42, before unusual items, double the $0.21 earned in the first quarter last year. Reported earnings are affected by the change in accounting for goodwill as discussed below. Earnings before interest, taxes, depreciation and amortization, and unusual items (EBITDA) of $47.1 million in the first quarter compared to $42.1 in the same quarter in 2001.

The Company's financial position remains strong. As at March 31, 2002, cash and cash equivalents amounted to $103.7 million. This compares to $112.9 million as at December 31, 2001 and $25.0 million as at March 31, 2001. Net debt to total capitalization was 43.3 % as at March 31, 2002 compared to 43.6% and 47.5% as at December 31, 2001 and March 31, 2001 respectively. Book value per share was $16.77 at this quarter end compared to $16.52 at year-end and $15.84 a year ago.

On March 22, 2002, the Company announced the completion of the sale of its K-G Packaging business unit. This unit, which formed part of the Custom Manufacturing Division, had sales in 2001 of approximately $53 million.

Further, on April 16, 2002, the Company announced the filing of the preliminary prospectus in connection with an initial public offering of units of CPG Income Fund. Proceeds of the offering will be used by the Fund to acquire the balance of the Company's Custom Manufacturing business, which in 2001 had sales of approximately $819 million. Marketing of this fund will commence when market conditions enable the Company to achieve its objectives.

This divestiture, when complete, will leave CCL with the Container Division which includes Plastic Packaging, and the Label Division, with annualized sales of approximately $800 million.

In January, the Company announced the purchase of four pressure sensitive label plants from U.K.-based Jarvis Porter PLC. Two of the four plants are located in England, one in the Netherlands and the fourth in France. Additionally, in early April, the Label Division completed the acquisition of a plant in France from Avery Dennison. This 25,000 square foot plant, built in 1999, houses a 9-colour state-of-the-art rotogravure printing press used in the production of highly decorative labels. The Division will focus this technology on the high value, fast growing Food and Beverage market segment

Results of Consolidated Operations

- The March 31, 2002 interim quarterly financial statements of the Company have been prepared in accordance with the requirements of section 1751 of the CICA Handbook. This section provides guidance on the recognition, measurement, principles and disclosures to be used for interim financial statements.

- Sales in the first quarter of 2002 increased approximately 1% to $427.8 million compared to $423.8 million reported in the same period in 2001. Foreign exchange translation had an effect on the reported sales for the first quarter of 2002. In addition, the first quarter 2001 comparative numbers includes the results of businesses sold in the last year. If sales from acquisitions and divestitures over the past year and the effect of foreign exchange translation were excluded, sales would have increased approximately 2% in 2001 over last year. The foreign exchange effect on net earnings, in the first quarter, was not material.

- Net earnings in the first quarter ended March 31, 2002 amounted to $14.8 million versus $7.8 million in the first quarter ended March 31, 2001. Earnings per Class B share, before unusual items, for the quarter were $0.42 and $0.21 in the first quarter ended March 31. Net earnings and earnings per share for 2002 have been calculated under the new CICA accounting rules for the recognition, measurement, presentation and disclosure of goodwill, which came into effect on January 1, 2002. Goodwill under these rules is no longer amortized and this standard does not permit retroactive application. If the first quarter 2001 results had been restated to exclude amortization of goodwill expensed under the old rules, the reported net income and earnings per Class B share would have been $11.1 million and $0.30 respectively.

- Earnings before interest, taxes, depreciation and amortization and unusual items (EBITDA) were $47.1 million for the quarter ended March 31, 2002 compared to $42.1 million in the same quarter of 2001. Depreciation and amortization in the

quarter amounted to $19.1 million compared to $18.6 million in the same quarter a year earlier.

- Unusual items are comprised of a foreign exchange gain of $1.8 million on capital repatriated from a foreign subsidiary net of a loss before tax of $0.2 million on the disposal of K-G Packaging. The foreign exchange gain arises from the difference between the exchange rate in effect on the date the capital was returned to Canada, compared to the historical rate in effect when the capital was invested in the foreign subsidiary. These amounts are not subject to income tax. The disposal of K-G Packaging also created additional tax expense. The gain on capital repatriation net of the loss and related tax on disposal resulted in a net gain of $0.01 per share for the quarter. There were no unusual items in the first quarter of 2001. Divestitures in the past year had an accretive effect on earnings.

- Cash flow per Class B share, before unusual items, for the three months ended March 31 (defined as net earnings, plus depreciation and amortization) increased to $0.95 in 2002 from $0.83 in 2001 due to the significantly improved operating performance.

- Interest expense for the quarter was $8.5 million compared to $8.9 in the same quarter last year. The lower net interest expense in the first quarter of 2002 reflects the utilization of cash flow generated during 2001 and to date in 2002 from operations, a focused working capital reduction program, dispositions, and a conservative capital expenditure program. This cash flow was used to eliminate short-term debt during 2001 and to generate interest income. The above interest expense includes $0.8 million of interest income earned and amortization of the gain on the sale, in fourth quarter 2001, of an interest rate swap agreement.

- The tax rate before unusual items of 26.0% in the first quarter 2002 compares to 27.0% in the first quarter 2001. The lower rate of tax in the first quarter of 2002 reflects a general reduction in corporate tax rates.

- The lower than expected demand in 2001, along with operational issues in the Label and Container Divisions, which are discussed under operations below, contributed to the disappointing comparative results for the first quarter of 2001.

Custom Manufacturing - Operating income $13.6 million in 2002 vs. $11.4 million (excluding goodwill amortization in 2001)

- Sales of the ongoing business increased 3.6% in the quarter after excluding the effect of foreign exchange, sales of the U.K. Pharmaceutical and the China Joint Venture businesses, which were sold in early 2001, and K-G Packaging, which was sold in three separate transactions between December 2001 and March 2002.

- Operating income of the continuing business was up $2.2 million in the quarter compared to the previous year after adjusting for goodwill amortization in 2001. The dispositions noted above generated losses in 2001.

- In 2001, the Division, excluding businesses sold in 2001 and 2002, produced slightly more than one billion units of aerosol and liquid products. Each year, the Division needs to secure new orders to replace products which lose consumer appeal or are discontinued by the marketer. In 2002, the Division planned to secure 40 million units of new production volume. To date, it has secured approximately 80 million units and is working on opportunities for a further 60 million units of potential new volume. Management believes that this activity is reflective of the stronger demand pattern that appears to be developing in early 2002. The Division, however, continues to experience margin pressure from its customer base.

- The Division continues to expand its e-commerce scheduling and its full service capabilities with its customers.

- The Division has committed $2.7 million in new capital for the installation of additional barrier package capability into the Danville, IL plant. Demand for this product format which keeps the product separated from the propellant, remains strong in Europe and is gaining interest in North America.

Container - Operating income $7.8 million in 2002 vs. $7.5 million (excluding goodwill amortization in 2001)

- Sales in this Division increased 3.1% in the first quarter compared to the first quarter of 2001. If foreign exchange is excluded, sales were flat in the quarter. Sales in the plastic, laminate and international business units exceeded 2001 levels whereas sales in the aluminum aerosol and aluminum tube sectors of the business were lower than 2001, due the continuation of the sluggish demand experienced in the last half of 2001.

- The increase in operating income, after excluding goodwill amortization in 2001, amounted to $0.3 million. This increase was largely attributable to a significant improvement in the operating performance of the plastic business unit offset by a reduction in the contribution of the aluminum tube business unit in the first quarter of 2002 compared to the same period in 2001.

- The Plastic facility located in Los Angeles, CA incurred significant losses throughout 2001 due to operational and sales issues, resulting in changes in management and the implementation of a plan to address these problems. The corrective steps will largely be completed in the second quarter of 2002 and the new management team believes that profitability should continue to improve during 2002.

- Subsequent to the first quarter of 2001, the aluminum tube business unit experienced a number of issues, in addition to a drop off in demand of higher margin products. These were addressed in 2001 and profitability during the first quarter of 2002 has been steadily improving, reflecting management's efforts to address these key performance and operational issues. In addition, management's plan to eliminate lower margin business has resulted in an increased average selling price to customers and income contribution.

- The aerosol business unit has successfully commercialized an innovative, "new age" aluminum beverage bottle for niche market soft drinks. A multi-year supply agreement has been signed with the Snapple Co. for use in marketing their "Mistic Brand" of non-carbonated energy drinks.

- The same business unit has also commercialized a 500ml-aluminum bottle with a "polished metallic look" for marketing high-end wines and spirits.

- The plant in Costa Rica is expanding its PET bottle capabilities.

Label - Operating income $8.8 million vs. $6.3 million (excluding goodwill amortization in 2001)

- Sales in this Division increased 3.4% in the quarter compared to the first quarter of 2001. On January 25, 2002, the Division acquired four label plants in Europe from the U.K.-based Jarvis Porter Group. If the sales of these plants from date of acquisition and the effect of foreign exchange are excluded, sales decreased 7.2%. These European plants, as expected, incurred a small loss in the quarter.

- Operating income, after excluding the loss on the European plants and the 2001 goodwill amortization, increased $2.8 million in the first quarter of 2002 compared to the same quarter a year ago. The significant increase in contribution, in spite of lower sales in North America, reflects both the focus on higher margin products and the results of the restructuring plan, implemented in 2001, to reduce selling, administrative and fixed costs in the division.

- In early April, the Division completed the acquisition of a plant in Avelin, France from Avery Dennison. This 25,000 square foot facility was built in 1999. The plant houses a 9-colour state-of-the-art rotogravure printing press used for the production of highly decorative labels. CCL label will focus this gravure printing technology on the high value, fast growing Food and Beverage market segment.

Liquidity and Capital Structure

The Company's current debt structure comprises three private debt placements placed in 1996, 1997 and 1998, totaling US$333.0 million or approximately Cdn$530.9 million at an average interest rate of 6.9%. The first scheduled repayment of US$9.4 million (Cdn$15.0 million), under the provisions of these agreements, is due September 16, 2002. The net debt analysis is as follows:

$ Millions	**March 31, 2002**	**December 31, 2001**	**March 31, 2001**
Current debt	$ 22.0	$ 29.7	$ 21.3
Long-term debt	519.8	518.9	529.6
Total debt	541.8	548.6	550.9
Cash on hand	(103.7)	(112.9)	(25.0)
Net debt	$438.1	$435.7	$525.9

A summary of cash flow during the first quarters of 2002 and 2001 is as follows:

	2002	**2001**
Cash inflows		
Cash provided by operating activities (before increase in non-cash working capital)	$33.8	$32.3
Proceeds and debt reduction on disposals	17.7	2.5
Other	1.3	(1.1)
	52.8	33.7
Cash outflows		
Net increase in non-cash working capital	23.0	37.0
Additions to capital assets	10.6	10.2
Business acquisitions including debt assumed	18.6	-
Dividends to shareholders	2.7	2.9
	54.9	50.1
Net cash outflow	2.1	16.4
Net debt increase due to foreign currency translation	0.3	23.4
Increase in net debt	$2.4	$39.8

Non-cash working capital traditionally increases during the first quarter of each year to accommodate increased customer activity following the slower year-end period. In the first quarter of 2002, excluding acquisitions and divestitures, this seasonal build-up was $14.0 million lower than in the first quarter of 2001, which reflects the continued focus on working capital management. Non-cash working capital, excluding acquisitions and divestitures, has been reduced by $30.7 million over the last twelve months.

During the first quarter of 2002, the Company sold the balance of the K-G Packaging business unit for proceeds of $17.7 million and acquired the four European label plants for $18.0 million.

It is anticipated that capital spending over the balance of the year will be similar to the 2001 level. Expenditures planned for 2002 and beyond include continued investment to maintain and grow income in all Divisions.

Total dividends for the quarter at $2.7 million were reduced from $2.9 million last year as a result of the decreased number of shares outstanding in 2002. The current annual dividend is $0.27 per Class A share and $0.32 per Class B share. The Company has historically paid out dividends at a rate of 20-30% of normalized earnings.

The increase in the outstanding Class B shares during the quarter was due to the exercising of employee share options. The Company also has a Normal Course Issuer Bid in place. The Normal Course Issuer Bid process is covered by the rules of the Toronto Stock Exchange. CCL's current Normal Course Issuer Bid commenced on August 3, 2001 and terminates August 2, 2002. It provides for the repurchase of up to 20,000 Class A shares and 2.5 million Class B shares. During the year 2001, under this Normal Course Issuer Bid, the Company repurchased 2.1 million Class B shares for a total consideration of $23.2 million. The Company is entitled to repurchase the remainder or up to 20,000 and 480,000 Class A and Class B shares respectively under the current bid. CCL did not repurchase any shares under the Normal Course Issuer Bid in the first quarter of 2002. CCL anticipates renewing its filing for another twelve months commencing in August 2002.

Over 80% of CCL's sales are derived outside of Canada and the income from these foreign operations is subject to varying rates of taxation. The Company has benefited from lower tax rates in these jurisdictions compared to the combined Canadian federal and provincial rates. The Company's effective tax rate varies from year to year as a result of the level of income in the various countries and the impact of tax losses not previously recognized

The Company has no material "off balance sheet" financing obligations except for typical long-term operating lease agreements. The nature of these commitments is described in note 12 of the December 31, 2001 Annual Consolidated Financial Statements. Additionally, the majority of the Company's post-employment obligations are defined contribution pension plans. There are no defined benefit plans funded with CCL stock.

Generally accepted accounting principles for the recognition, measurement, presentation and disclosure of goodwill and other intangibles has changed effective January 1, 2002. Under these new rules, goodwill is not amortized. Instead, the goodwill associated with each operating segment will be tested annually for impairment and any deficiency recognized as an impairment loss. As at December 31, 2001, under the old rules for calculating impairment of goodwill, no adjustment was required. Management believes, however, that an impairment charge may be required for the Container Division when the evaluation of goodwill is completed under the new rules. The Company's Container Division had unamortized goodwill as at March 31, 2001 of $189.5 million. Should any initial impairment provision be needed, it will be recorded as an adjustment to retained earnings.

Risks

There have not been any significant changes during the first quarter of 2002 in the risks to the business from those discussed in the 2001 Management's Discussion and Analysis document.

Strategy

On April 16, 2002, the Company announced the plan to divest its Custom Manufacturing business. Management believes this significant decision is consistent with the strategy discussed in the 2001 annual MD&A document. This divestiture will allow management to focus on businesses with greater opportunities for growth both organically and by acquisition in the specialty-packaging category in order to strengthen and grow earnings and cash flow. The Company, at the same time, will continue to seek out opportunities to dispose of under-performing and non-core assets.

Certain statements contained in the above Management's Discussion and Analysis of Financial Condition and Results of Operations contain forward-looking statements, including statements concerning possible or assumed future results of operations of the Company. Forward-looking statements typically are preceded by, followed by or include the words -- "believes," "expects," "anticipates," "estimates," "intends," "plans" or similar expressions. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions, and the Company's results could differ materially from those anticipated in these forward-looking statements.

CCL Industries Inc.

105 Gordon Baker Road, Willowdale, Ontario M2H 3P8
Telephone: (416) 756-8500 Fax: 756-8555

News Release Stock Symbol: TSE – CCL.A and CCL.B

For Immediate Release– Thursday, May 2, 2002

DIVIDEND DECLARATION

Toronto, May 2, 2002 – The Board of Directors of CCL Industries Inc. approved a dividend of $0.0675 on the Class A Voting and $0.08 on the Class B Non-Voting Shares payable June 28, 2002 to Shareholders of record at the close of business on June 14, 2002.

CCL Industries Inc. (TSE CCL.A and CCL.B), provides state-of-the-art packaging solutions, including specialty aluminium and plastics packaging and innovative product labeling, to some of the world's largest producers of consumer brands, helping them to get their products to market quickly and cost-effectively. CCL develops solutions for producers of leading consumer brands in personal care, cosmetic, pharmaceutical, household and specialty food products. With headquarters in Toronto, Canada, CCL employs 7,000 people and operates 33 production facilities in North and Central America and Europe.

For further information, contact:

Steve Lancaster Senior Vice-President and Chief Financial Officer (416) 756-8517

For more details on CCL, visit our web site – www.cclind.com